Painterland Sisters LLC. (the "Company") a Pennsylvania benefit limited liability company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Painterland Sisters LLC
Balance Sheets

	Year Ended December, 2023	Year Ended December, 2024
ASSETS		
Cash & cash equivalents	$145,033	$1,855,356
Accounts receivable	$224,575	$1,058,699
Inventory	$181,834	$246,294
Prepaid expenses & other assets	$113,984	$143,677
Total current assets	**$665,425**	**$3,304,025**
Property & equipment, net	**$-**	**$17,027**
Total Assets	**$665,425**	**$3,321,052**
LIABILITIES		
Accounts payable	$268,306	$592,587
Short-term debt	$1,018,567	$1,311,794
Accrued expenses & other current liabilities	$0	$99,761
Other current liabilities	$17,918	$85,312
Total current liabilities	**$1,304,791**	**$2,089,454**
Note Payable	$368,907	$3,493
Total long term liabilities	**$368,907**	**$3,493**
Total liabilities	**$1,673,698**	**$2,092,947**
EQUITY		
Common stock	$19,315	$19,315
SAFE – future equity obligation	$1,299,166	$4,360,026
Retained earnings	-$1,000,824	-$2,326,754
Net income	-$1,325,930	-$824,482
Total equity	**-$1,008,273**	**$1,228,105**
Total liabilities & equity	**$665,425**	**$3,321,052**

Unaudited

Painterland Sisters LLC

Statement of Operatiions

	Year Ended December, 2023	**Year Ended December, 2024**
Net revenue	$3,054,831	$10,360,853
Cost of revenue	$2,710,439	$7,675,714
Gross profit/loss	$344,392	$2,685,139
Operating expenses	$1,812,629	$3,528,983
Operating profit/loss	-$1,468,237	-$843,845
Other income / expenses	$142,307	$19,363
Net profit/loss	-$1,325,930	-$824,482

Unaudited

Painterland Sisters LLC
Statement of Cash Flows

	Year Ended December, 2023	Year Ended December, 2024
Net cash flows from operating activities	-$1,371,556	-$1,261,323
Net cash flows from investing activities	$0	-$17,027
Net Cash Flows From Financing Activities	$1,400,831	$2,988,672
Increase (decrease) in cash & cash equivalents	$29,275	$1,710,323
Cash & cash equivalents at beginning of period	$115,758	$145,033
Cash & cash equivalents at end of period	$145,033	$1,855,356

Unaudited

Painterland Sisters LLC
Statement of Changes in Equity

	Year Ended December, 2023	Year Ended December, 2024
Opening balance	-$674,479	-$1,008,270
Net profit/loss	-$1,325,930	-$824,482
Stock issued	$0	$0
Preferred stock issued	$0	$0
SAFE issued	$992,140	$3,060,860
Ending balance	**-$1,008,270**	**$1,228,109**

Painterland Sisters LLC

Notes to the Financial Statements

For the fiscal year ended December 31, 2023 and 2024

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1.   ORGANIZATION AND PURPOSE

Painterland Sisters LLC. (the "Company") is a benefit limited liability company organized under the laws of Pennsylvania.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a.   Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b.   Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.   Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d.   Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e.   Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3.   COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4.   SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.